January 31, 2000


Board of Directors
American Federal Savings Bank
P.O. Box 4999
Helena, Montana 59604-4999


Dear Board Members:


You have asked us to give certain limited opinions as to the Montana income tax consequences of the Plan of Mutual Holding Company Reorganization and Stock Issuance of American Federal Savings Bank (the "Association") adopted by the Board of Directors (the "Plan of Reorganization"). With respect to this opinion, the capitalized terms used but not defined herein shall have the same meanings as set forth in the Plan of Reorganization.

You have previously received an opinion from Nixon Peabody LLP regarding the certain federal income tax consequences to the Association and its members under the terms of the Plan of Reorganization (the "Federal Tax Opinion"). Based upon the facts stated in the Federal Tax Opinion, including certain representations of the Association, the Federal Tax Opinion concludes, among other things, that the mutual-to-stock conversion (the "Conversion") qualifies as a tax-free reorganization under section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended, and that the Association, the Stock Association, Mutual Holding Company, and the depositors of the Association will not recognize income, gain, or loss for federal income tax purposes upon implementation of the Plan of Reorganization.

Based on the foregoing and that Montana tax law follows Federal tax law in the areas covered by the Federal Tax Opinion, it is our opinion that for purposes of the Montana corporate license tax and Montana individual income tax:

     1. The Association (in either its status as Mutual Association or Stock Association) will recognize no gain or loss as a result of the Conversion.

     2. Mutual Association's depositors will recognize no gain or loss upon the receipt of shares of Stock Association's common stock solely in exchange for their mutual interests (i.e., liquidation and voting rights) in Mutual Association.

     3. The initial shareholders of Stock Association (the former Mutual Association members) will recognize no gain or loss upon the transfer of the Stock Association common stock, constructively received by certain Mutual Association Depositors


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          in the Conversion, solely in  exchange  for  mutual  interests  (i.e., liquidation and voting rights) in the Mutual Holding Company.

     4. The Mutual Holding Company will recognize no gain or loss upon its receipt from the initial shareholders of Stock Association of shares of Stock Association common stock in exchange for mutual interests in the Mutual Holding Company.

This opinion is given solely for the benefit of the parties to the Plan of Reorganization, the depositors of the Mutual Association, and the shareholders of Stock Association and may not be relied upon by any other person or entity or referred to in any document without our express written consent. We consent to the filing of this opinion as an exhibit to the Form MHC-1 to be filed with the office of Thrift Supervision and to the references to this opinion in the Association's Offering Circular related to the common stock offering described in the Plan of Reorganization.


Sincerely,



Anderson ZurMuehlen & Company, P.C.